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                                    Filed by Chronimed Inc. pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                                 Subject Company: Chronimed Inc.
                                                 Commission File Number: 0-19952

This filing relates to a planned merger between MIM Corporation ("MIM") and Chronimed Inc. ("Chronimed"), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the "Merger Agreement"), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM) and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission ("SEC") as an exhibit to the Current Report on Form 8-K, filed by Chronimed on August 9, 2004 and is incorporated by reference into this filing.

FORWARD LOOKING STATEMENTS

This communication may contain statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of MIM and Chronimed and their respective directors and officers with respect to the future operating performance and ability to derive cost reductions, operating efficiencies and synergies. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Important factors that could cause such differences are described in the periodic filings by MIM and Chronimed with the SEC.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the merger of MIM and Chronimed. In connection with the planned merger, a registration statement on Form S-4 was filed with the SEC on September 17, 2004. STOCKHOLDERS OF MIM AND CHRONIMED ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The definitive joint proxy statement/prospectus will be mailed to stockholders of MIM and of Chronimed. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV, FROM MIM INVESTOR RELATIONS AT 100 CLEARBROOK ROAD, ELMSFORD, NY 10523, OR FROM CHRONIMED INVESTOR RELATIONS AT 10900 RED CIRCLE DRIVE, MINNETONKA, MN 55343.

PARTICIPANTS IN SOLICITATION

MIM, Chronimed and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of merger. Information concerning MIM's participants is set forth in the proxy statement, dated April 23, 2004, for MIM's 2004 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning Chronimed's participants is set forth in the proxy statement, dated October 7, 2003, for Chronimed's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of MIM and Chronimed in the solicitation of proxies in respect of the merger is included in the registration statement and preliminary joint proxy statement/prospectus filed with the SEC and will be included in the definitive joint proxy statement/prospectus to be filed with the SEC.

                                    ********


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[CHRONIMED STATSCRIPT PHARMACY LOGO]
Specialty Pharmacy. Specialty Solutions.   M E M O R A N D U M


TO:      Minneapolis Call Center and Fulfillment Employees

FROM:    Henry Blissenbach

DATE:    October 15, 2004

RE:      CHRONIMED CALL CENTER AND FULFILLMENT OPERATIONS
--------------------------------------------------------------------------------

As discussed in our meeting today, we will be transferring the Call Center and Fulfillment operations from Minneapolis to Columbus. This means that your present position could end during the first quarter of 2005. It is our expectation that the actual date your job will end will be between mid-February and mid-March.

I want to be sure that you have as much information as possible regarding your employment and what this transition will mean for you:

     o You will receive notification 30 days prior to your actual job ending date with a 30-day written notice.

     o Provided that you stay through the termination date contained in the 30-day notice, you will receive a special severance payment equal to two weeks per full year of service, or 3 months of pay, whichever is greater, which begins on your termination date. Part-time employees impacted by this transition announcement will receive severance on a pro-rated basis. You will be asked to consider and sign our general release in exchange for this severance payment.

     o For the first three months following your termination date, you will have the option to continue your health and dental benefits for up to three months at the active employee rate and for an additional period of time (up to 18 months of continuation in total, including the three months referenced above) at COBRA rates.

     o You may also be eligible for state unemployment benefits. We encourage you to explore this possibility.

     o All operations job openings in Columbus will be posted here in Minneapolis beginning in November. We expect both staff and supervisory opportunities to be available in Columbus. I encourage you to let us know if job opportunities come up that are of interest to you. Interviews will be conducted in mid-November for 1st quarter opportunities in Columbus.

     o We expect job openings to occur in other areas of our Minneapolis operation as well as in MIM sites across the country. You will be welcomed to interview as these opportunities come up.

     o Outplacement assistance such as resume preparation and interviewing skills coaching will be provided to you.

I want to thank you for all of your contributions to our company. Let me reiterate that this decision has nothing to do with lack of performance. I encourage you to ask questions of your supervisor, or feel free to use the human resources email box. We will provide as much support as we can during this transition timeframe, consistent with company policy.